FOIA CONFIDENTIAL TREATMENT
REQUESTED BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83

VIA EDGAR

December 27, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:    Impax Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 22, 2016
File No. 001-34263

Ladies and Gentlemen:

This letter is being provided by Impax Laboratories, Inc. (the “Company”) in response to the comments on the Company’s above-referenced filing set forth in the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) dated December 12, 2016 (the “Comment Letter”).

We have carefully reviewed the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, each comment, which is reproduced in bold type and followed by our response, appears under the same caption(s) and has the same number given it in the Comment Letter.

Notes to Consolidated Financial Statements
23. Segment Information, page F-54

1.
We have reviewed your responses to prior comment 1. Since product sales from your Generics Division comprised 82.6% of your 2015 revenue and these products could cover a wide array of therapeutic areas and indications, your view of all generics as similar products appears to be overly broad. We are concerned that your disclosure does not provide transparency regarding revenue from:

•	certain products, which may not be similar to other products, from which you derive significant revenue; and

•	products from which you may not derive significant revenue but when grouped, for instance by therapeutic area or other class below your segment level, may be significant.

Please provide us with the following additional information regarding your consolidated revenues, net regardless of reportable segment to help us evaluate your product revenue disclosures:

•	The names of your Top 5 products and their percentage of consolidated revenue, net for fiscal years 2014 and 2015 and for the nine months ended September 30, 2016;

CONFIDENTIAL TREATMENT REQUESTED
BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83

•
Additional information related to the nature of each Top 5 product including the specific condition it is meant to treat, therapeutic area covered, generic or branded, and whether the product is interchangeable with any of your other products. Provide the same information for any additional product whose revenue, net is 10% or more of your consolidated revenue, net; and

•
Any therapeutic area and the percentage of consolidated revenue, net for products not covered by the first two bullets above for fiscal years 2014 and 2015 and for the nine months ended September 30, 2016 if it represents 10% or more of consolidated revenue, net.

Response

•	The names of your Top 5 products and their percentage of consolidated revenue, net for fiscal years 2014 and 2015 and for the nine months ended September 30, 2016.

The Company’s determination of the products that comprise its top 5 products and their percentage of consolidated revenue, net has varied during the period beginning from fiscal year 2014 through the nine months ended September 30, 2016 based on the mix of products and the contribution of such products to the Company’s consolidated revenues during the period. For instance, prior to and including fiscal year 2014, the Company reported revenue from each product at the individual stock keeping unit (“SKU”) level based on dosage strength, delivery method (e.g. caplets or tablets) or package size and did not consolidate revenues from products sharing the same active pharmaceutical ingredient(s). As the number of products sharing the same active pharmaceutical ingredient(s) and the contribution from sales of such products to the Company’s consolidated revenues increased during fiscal year 2015, the Company began to report revenue by “product family” by consolidating revenue from products containing the same active ingredient(s) irrespective of dosage strength, delivery method or packaging size, with the exception of the Company’s [ * ] products. During fiscal year 2015, the Company reported revenue from its [ * ] separately from its [ * ]. During the nine months ended September 30, 2016, due to the product mix, the Company consolidated revenue from its products, including its [ * ] products, at the product family level for the period. The information set forth below relates to the Company’s top 5 products and their percentage of consolidated revenue, net for each of the specified periods.

During fiscal year 2014, the Company’s top 5 products and their percentage of consolidated revenue, net were as follows:

Product                    Percentage

1.	[ * ] 15%

2.	[ * ] 8%

3.	[ * ] 6%

4.	[ * ] 6%

5.	[ * ] 6%

[ * ] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

CONFIDENTIAL TREATMENT REQUESTED
BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83

During fiscal year 2015, the Company’s top 5 products and their percentage of consolidated revenue, net were as follows:

Product                    Percentage

1.	[ * ] 17%

2.	[ * ] 12%

3.	[ * ] 8%

4.	[ * ] 7%

5.	[ * ] 6%

During the nine months ended September 30, 2016, the Company’s top 5 products and their percentage of consolidated revenue, net were as follows:

Product                    Percentage

1.	[ * ] 12%

2.	[ * ] 10%

3.	[ * ] 8%

4.	[ * ] 8%

5.	[ * ] 8%

•
Additional information related to the nature of each Top 5 product including the specific condition it is meant to treat, therapeutic area covered, generic or branded, and whether the product is interchangeable with any of your other products. Provide the same information for any additional product whose revenue, net is 10% or more of your consolidated revenue, net.

Please refer to the information in the table set forth below. There are no additional products whose revenue, net was 10% or more of the Company’s consolidated revenue, net during the fiscal years 2014 and 2015 and the nine months ended September 30, 2016.

[ * ]

•
Any therapeutic area and the percentage of consolidated revenue, net for products not covered by the first two bullets above for fiscal years 2014 and 2015 and for the nine months ended September 30, 2016 if it represents 10% or more of consolidated revenue, net.

The Company has provided the information below in response to the Staff’s comment; however, as described in the Company’s response letter filed with the Securities and Exchange Commission on December 1, 2016 in response to the Staff’s comment letter from the Staff dated November 17, 2016, the Company’s chief operating decision maker and members of senior management have not classified the Company’s products by therapeutic area in producing the Company’s general financial statements or in managing the Company’s business.

During fiscal year 2014, only one therapeutic area was not covered by the Company’s top 5 products for the year and represented more than 10% of the Company’s consolidated revenue, net. The [ * ] therapeutic area represented 21% of the Company’s consolidated revenue, net, of which 13% was related to generic products and 8% was related to branded products.

[ * ] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

CONFIDENTIAL TREATMENT REQUESTED
BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83

During fiscal year 2015, there were no therapeutic areas that were not covered by the Company’s top 5 products for the year that represented more than 10% of the Company’s consolidated revenue, net.

During the nine months ended September 30, 2016, there were two therapeutic areas which were not covered by the Company’s top 5 products for the year and which represented more than 10% of the Company’s consolidated revenue, net. The [ * ] therapeutic area represented 13% of the Company’s consolidated revenues, net during the nine months ended September 30, 2016, of which 12% was related to generic products and 1% was related to branded products. The [ * ] therapeutic area represented 11% of the Company’s consolidated revenue, net during the nine months ended September 30, 2016, all related to branded products.

In submitting this response to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is fully responsive to the Staff’s comments. However should you have any questions regarding our responses or require any additional information, please feel free to contact me at (732) 595-4575.

Sincerely,

/s/ Bryan M. Reasons

Chief Financial Officer and Senior Vice President, Finance

[ * ] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

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CONFIDENTIAL TREATMENT REQUESTED
BY IMPAX LABORATORIES, INC. PURSUANT TO RULE 83